



INVEST IN **ELLA ES HEALTH**

Reducing disease progression & mortality, and improving quality of life for women of color

ELLA
health
Es
Women's Lifestyle and
Virtual Wellness
Caring for women beyond the clinic.
Culturally-connected, full-service care and navigation for women.

ellaeshealth.com New York, NY

Highlights

1. AWS Health Equity Initiative Award Winner (2023)
2. $44.67B global women's health market size
3. Founding team with award-winning health equity and value-based care expertise
4. Care model that reduces Health Inequities
5. Digital health services across women's lifespan and demographics
6. Facilitate opportunity to improve access to care and increase women's empowerment

Featured Investors

 **Stephen Rosenthal** [Follow]
Syndicate Lead

"A healthcare company dedicated to providing culturally-connected, virtual care and navigation for underserved women will fill a huge void in our current healthcare system not being addressed.

It would partner with Healthplans, Health Systems and employers to provide the necessary roadmap for Maternal Care, Menopause, Fertility, Gynecology and the chronic conditions whereby risk factors,interventions and complications are more serious among women."

 **Michael Barr** [Follow]

"I believe in the mission, the team, and the profound need for Ella Es Health...

[See more investor reviews]



Our Team

 **Vanessa Guzman** Chief Executive Officer

Second-time founder, named to Modern Healthcare's Top Diversity Leaders in Healthcare – 2022. Contributes to thought leadership with NCQA, CMS, ONC, and the United Nations.

 **Sybil Hodgson** Chief Medical Officer

Chief of Clinical Services at the Montefiore Medical Group (MMG), overseeing 1,400 associates and responsible for 300 physicians and advanced practitioners. Accomplished lecturer on Health Equity and Health Disparities.

 **Joseph Hinderstein** Chief Partnerships and Development Officer

Accomplished business development and customer-facing healthcare professional. Former Unite Us & NowPow, AthenaHealth, & Precision Medicine Group. Led initiative to build Labor & Delivery Ward at Ugandan health center.

 **Mark Schepis** Chief Technology Officer

Over a decade building and managing EMR's for systems like Hospital for Special Surgery and Montefiore. Experienced in UI/UX design, clinical workflow analysis, EMR and device interoperability, regulatory development, and end-user training programs.

 **Namita Azad** Chief Product Officer

Over 15 years experience in leading delivery system transformation strategies in innovation & technology at Columbia University Irving Medical Center and ambulatory and inpatient care redesign at Montefiore Medical Center.

Culturally connected care and navigation for women

Executive Summary

Ella Es Health was born out of CEO Vanessa Guzman's frustration with the status quo of maternity care in the United States.



"As a Latina woman, the idea of equity in motherhood did not feel attainable. I wanted an integrated healthcare experience that responded to my personal journey and needs and was respectful of my heritage and culture.

In order to advance health equity, I believe that we need to design personalized integrated solutions around what matters to women and their unmet health needs throughout their life."

Vanessa Guzman, CEO

Standard health care fails to understand who patients are and what's important to them, including their cultural identity, spirituality, and health goals. We know that healthcare providers spend an average of 15 minutes with patients, missing the opportunity to provide personalized care, which could lead to more satisfied & activated patients, lower costs, improved outcomes, and a reduction in disparities, especially for underserved women of color. Ella Es ("She Is" in Spanish) Health is a women's health company that's building a new model of virtual, culturally-connected care and navigation for underserved women. Partnering with health plans, health systems, and employers, our virtual model empowers each woman in identifying their health goals and tailoring care plans based on their unique needs. Join us in investing in the future of women's health.

Mission

Ella Es ("She Is" in Spanish) Health care integrates a women's journey, story, and community. By understanding the essence of who she is right now and her future path, we can empower women to be healthy and thrive. Our mission is to advance health equity, reduce mortality, reduce disease progression, and improve quality for underserved women of color.

The Opportunity

Healthcare providers want to provide the best care possible but are limited by existing care models, personal knowledge, and reimbursement systems. Patients and members want their healthcare concerns to be heard and to find solutions and members want their healthcare concerns to be heard and to find solutions that work for them – wherever they are in their life stage.

Target Market

Valued at $789,600,000

1,000
Companies with over 10,000 employees



900
Health Insurance Companies



630
Health Systems in the United States



Ella Es has identified multiple areas of opportunity:

- **Participate in a large market:** The total addressable market is $789,600,000. This assumes that Ella Es Health is a good fit for all employers over 10,000 employees, and that there are 900 health insurance companies and 620 health systems (and an average deal size of $300,000) open to partnership.

- **Improve efficiency in patient care:** Existing industry players are falling short. Hospitals and physician groups don't have enough time to provide the 1:1 coaching and engagement that women need. When women are prescribed medications, ordered tests, and referred to specialists without a single question about their health goals and how they wish to (and don't wish to) receive care, they are less likely to follow through on treatment & care plans.

- **Go beyond existing virtual care:** Other virtual care companies for women focus on specific health conditions and don't make equity a focus of their offerings. Other digital health companies that are focused on culturally-competent care, don't focus on women. Across the board, healthcare organizations are fatigued by partnering with virtual care companies who can only address one health condition or population.

- **Reduce healthcare costs:** The U.S. economy loses ~$300 Billion (**source**) per year due to direct and indirect costs of health disparities. We know that culturally-competent care leads to increased trust, improved patient data collection, increased preventive care usage, and cost-savings (**source**).

- **Advance value-based care:** In 2021, Value-based payments made up 40% of total healthcare spending, and that's growing (**source**). Full and partial risk arrangements lend themselves to cost-reduction efforts and increasing access to preventive services. The Commonwealth Fund recommends using value-based payments to incentivize use of equity-centered models, and bundled payments for maternity care reflects a shift that could spill into other conditions in the future.

- **Reduce unnecessary suffering.** Women face unnecessary suffering, disease progression, mortality, and access barriers. As an example, 800 women die per day, globally, due to pregnancy and childbirth-related causes, including hemorrhages and infection. 1 in 10 women of reproductive age is estimated to have endometriosis (growth of endometrial tissue outside the uterus), which can cause debilitating pelvic pain and infertility. Women know their bodies. Listening to them can lead to earlier detection of disease and lifestyle interventions and treatments that can reduce morbidity.

The Ella Es Health Solution

Ella Es Health provides Lifestyle Health Coaches and Care Navigators that focus on each individual women's unique, unmet health needs and partners with the existing healthcare system (healthcare providers, health plans, and employers). Our Lifestyle Health Coaches are culturally competent extensions of nurses, doctors, and advanced practice providers. By assessing cultural identity, communication, nutrition, health behaviors/practices, spirituality, and Social Determinants of Health, our Health Coaches build customized care plans for each person.

Ella Es Health offers pathways focused on:

- Maternal Care

- Menopause

- Fertility

- Gynecology and Gynecological Infections

- Chronic conditions for which the risk factors, interventions, and complications are more serious among women or some subgroups of women.

While we are focused on serving all women, we are particularly focused on underserved women, given our experience as co-founders, and that these populations often experience disparate outcomes.

Why Lifestyle Health Coaches?

Lifestyle Health coaches use evidence-based conversations and strategies in behavior change that improves health. Health coaches help clients achieve their goals and empower them to integrate healthy habits into their lifestyles.



Our Unique Approach to Health Coaching:

- Provides women with the confidence, knowledge, motivation and skills to become active participants in their own care and achieve their self-identified health goals.

- Empower women to take action, identify their needs and seek appropriate resources most relevant at each stage of life.

- Build tailored pathways to support women with lifestyle matters, such as self-care, physical and emotional health, medication adherence, mental health, and life transitions.

Business Model

Ella Es Health is a new virtual care company filling an open space in the market. The portfolio of virtual services will include Lifestyle Health Coaches and Care Navigators, and we will offer this service directly to healthcare providers, health plans, and employers, who will make Ella Es' offering available to their patients, members, and employees.

Our pricing model consists of three components: fixed implementation fee, fixed partnership access fee, and Per-Member-Per-Month fee based upon the actual members or patients that we work with. We believe that by 2026, we could achieve $6,000,000 in revenue and over 20 customers. Future projections are not guaranteed.

Investment Plans and Future Goals

This investment will enable us to hire Health Coaches and personnel to support customer contracts, product design & development, marketing research & development, and WeFunder fees. Specifically, this includes developing and testing our coaching scripts, workflow development for referrals, and building a clickable prototype for a patient/member-facing application.

Go-To-Market Plan

Investment will enable us to hire Health Coaches and personnel to support customer contracts, develop our virtual care platform, conduct marketing research, and cover WeFunder fees.



Sales 15%
Product Design and Creation 35%
R&D 8%
We Funder Fee 7%
Operational and Staffing 35%

Meet the Ella Es Health Team



Beyond the Clinic.
It Starts With Our








It Starts With Our
Stories and Journey.



Guzman, Chief Executive
...icer and Co-Founder

Namita Azad, Chief Product
Officer and Co-Founder

Sybil Hodgson, MD, Chief
Medical Officer and Co-Founder




Mark Schepis, Chief Technology
Officer and Co-Founder

Joe Hinderstein, Chief Partnerships
Officer and Co-Founder

AWS Health Equity Initiative Winners

16

Supported by accomplished advisors






Cathy Zaremba
- Strategic Marketing leader
- Background in patient engagement & pharmaceuticals

Jasmaine McClain, PhD, MS
- Executive Director, Health Equity Alliance at HMA
- Cancer Biologist
- Former Avalere and Advisory Board

Stephen Rosenthal, MBA
- SVP Population Health at Montefiore Medical Center
- President & CMO, Montefiore Care Management.

Michael Barr, MD, MBA, MACP, FRCP
- President MEDIS LLC
- Former EVP at NCQA & SVP of Medical Practice at at the American College of Physicians (ACP).



Brighter Future

Our mission is to empower women in their health by providing culturally-connected, agile and navigable virtual care. Investing in our approach to wholistic women's health will bridge the silos of her mental, sociological and clinical health creating not only a healthier woman, but an even healthier community.

We are excited for you to join us in this journey!